UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934
eCOST.com, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
27922 W 10 7
(CUSIP Number)

Frank F. Khulusi 2555 West 190th Street, Suite 201 Torrance, CA 90504 Phone: (310) 354-5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 29, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-(f) or 13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27922 W 10 7	Page 2 of 8 pages

13D

1. Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). Frank F. Khulusi
2. Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]
3. SEC Use Only
4. Source of Funds PF
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 601,664 (consists of shares subject to options exercisable within 60 days of 12/19/05)
8. Shared Voting Power 1,988,813
9. Sole Dispositive Power 601,664 (consists of shares subject to options exercisable within 60 days of 12/19/05)
10. Shared Dispositive Power 1,988,813
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,590,477 (includes 601,664 shares subject to options exercisable within 60 days of 12/19/05)
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13. Percent of Class Represented by Amount in Row (11) 14.1%
14. Type of Reporting Person IN

CUSIP No. 27922 W 10 7	Page 3 of 8 pages

13D

1. Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). Mona C. Khulusi
2. Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]
3. SEC Use Only
4. Source of Funds PF
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None
8. Shared Voting Power 1,988,813
9. Sole Dispositive Power None
10. Shared Dispositive Power 1,988,813
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,988,813
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13. Percent of Class Represented by Amount in Row (11) 11.2%
14. Type of Reporting Person IN

CUSIP No. 27922 W 10 7	Page 4 of 8 pages

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of the common stock, $0.001 par value per share (the “Shares”), of eCOST.com, Inc., a Delaware corporation (“eCOST.com”), whose principal executive offices are located at 2555 West 190th Street, Suite 106, Torrance, California 90504.

Item 2. Identity and Background

(a)

The persons filing this Statement (the “Reporting Persons”) are Frank C. Khulusi and Mona C. Khulusi, individually and as joint trustees of the Khulusi Revocable Family Trust dated November 3, 1993 (the “Trust”).

(b)	The principal business address for the Reporting Persons is 2555 West 190th Street, Suite 201, Torrance, California 90504.
(c)

Frank F. Khulusi is President, Chief Executive Officer and Chairman of the Board of Directors of PC Mall, Inc. (“PC Mall”). Mona C. Khulusi is a homemaker. The business address of PC Mall is 2555 West 190th Street, Suite 201, Torrance, California 90504.

(d)(e)

None of the Reporting Persons (i) during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

On April 11, 2005, the Trust acquired an aggregate of 1,988,813 shares of eCOST.com common stock in connection with the pro rata distribution of the shares of eCOST.com common stock held by PC Mall to the stockholders of PC Mall (the “Distribution”). The options to purchase eCOST.com common stock reflected in this Statement were granted in connection with the Distribution to preserve the intrinsic economic value of outstanding options to purchase the common stock of PC Mall. Mr. Khulusi paid no funds or other consideration for such options.

Item 4.	Purpose of Transaction

This Schedule 13D is being filed solely as a result of the Reporting Persons entering into a voting agreement (the “Voting Agreement”) with PFSweb, Inc. (“PFSweb”) and Red Dog Acquisition Corp. (“Merger Sub”) in connection with the execution of an Agreement and Plan of Merger (the “Merger Agreement”) among eCOST.com, PFSweb and Merger Sub. The Reporting Persons acquired and have held the Shares as “passive investors” under Rule 13d-1(c) for investment; however, as a result of the execution of the Voting Agreement (which is described below), the Reporting Persons may be deemed to hold the Shares with a purpose or effect of changing or influencing control of eCOST.com. Other than the execution of the Voting Agreement and the matters contemplated thereby, the Reporting Persons have no present plans or proposals relating to or which would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

CUSIP No. 27922 W 10 7	Page 5 of 8 pages

On November 29, 2005, eCOST.com, PFSweb and Merger Sub entered into the Merger Agreement, pursuant to which Merger Sub will be merged with and into eCOST.com with eCOST.com as the surviving corporation (the “Merger”). After the Merger, eCOST.com will be a wholly-owned subsidiary of PFSweb. At the effective time of the Merger, each share of eCOST.com common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one share of the common stock of PFSweb. The Merger is subject to various conditions including, among other things, approval by the requisite vote of the stockholders of each of eCOST.com and PFSweb, the Securities and Exchange Commission shall have declared PFSweb’s registration statement on Form S-4 effective and the shares of PFSweb common stock to be issued in the Merger shall have been authorized for listing on the Nasdaq Capital Market.

On November 29, 2005, the Reporting Persons entered into the Voting Agreement with PFSweb and Merger Sub.  Pursuant to the terms of the Voting Agreement, at any meeting of eCOST.com stockholders called to vote upon the Merger or the transactions contemplated by the Merger Agreement or in any circumstances upon which a vote, consent or other approval with respect to such matters is sought, the Reporting Persons agreed to vote any Shares held by them at such time (1) in favor of the Merger, the adoption of the Merger Agreement and the approval of transactions contemplated by the Merger Agreement, (2) against any acquisition proposal other than that contemplated by the Merger Agreement, and (3) against any proposal, action or transaction that would impede, frustrate, prevent or nullify the Merger, the Merger Agreement or the transactions contemplated by the Merger Agreement. Under the terms of the Voting Agreement, the Reporting Persons also agreed not to (1) enter into any voting arrangement with respect to the Shares (other than the Voting Agreement) or to take any other action that would restrict, limit or interfere with the performance of their respective obligations under the Voting Agreement, (2) solicit, initiate or knowingly encourage or take any other action to facilitate any competing acquisition proposal, (3) knowingly sell, transfer or assign the Shares to any person making a competing acquisition proposal, (4) participate or engage in any discussions or negotiations or furnish nonpublic information to any person with respect to any inquiry or proposal that could reasonably be expected to lead to a competing acquisition proposal, or (5) engage in any discussions with any person with respect to a competing acquisition proposal. The Voting Agreement terminates upon the earlier to occur of the completion of the Merger or the termination of the Merger Agreement in accordance with its terms.

Subject to their obligations under the Voting Agreement, the Reporting Persons will review from time to time various factors relevant to their beneficial ownership of eCOST.com common stock, including the trading prices thereof and conditions in the industry and the capital markets generally, developments in eCOST.com’s business and financial condition, results of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the eCOST.com common stock beneficially owned by them, or acquire additional securities of eCOST.com, in privately negotiated transactions, market sales or purchases, pursuant to stock option exercises, or otherwise.

References to and descriptions of the Voting Agreement in this Item 4 are qualified in their entirety by the Voting Agreement, which is filed as an exhibits to this Statement and which is incorporated herein in its entirety where such reference and description appears.

Item 5. Interest in Securities of the Issuer

(a)-(b)

Frank Khulusi is deemed to beneficially own an aggregate of 2,590,477 shares of eCOST.com common stock (which includes 601,664 shares of common stock underlying options that are exercisable within 60 days of December 19, 2005), representing 14.1% of the outstanding shares of eCOST.com common stock (based on the number of shares of eCOST.com common stock outstanding as of November 10, 2005 as reported in eCOST.com’s Form 10-Q for the period ended September 30, 2005). Of such shares, Mr. Khulusi (i) has sole voting and dispositive power as to the 601,664 shares underlying stock options, and (ii) shares voting and dispositive power as to the 1,988,813 shares held by the Trust.

CUSIP No. 27922 W 10 7	Page 6 of 8 pages

Mona Khulusi is deemed to beneficially own an aggregate of 1,988,813 shares of eCOST.com common stock, representing 11.2% of the outstanding shares of eCOST.com common stock (based on the number of shares of eCOST.com common stock outstanding as of November 10, 2005 as reported in eCOST.com’s Form 10-Q for the period ended September 30, 2005). Of such shares, Mrs. Khulusi (i) does not have sole voting or dispositive power with respect to any shares of eCOST.com common stock, and (ii) shares voting and dispositive power as to the 1,988,813 shares held by the Trust.

(c)	The Reporting Persons have not effected any transactions involving shares of eCOST.com common stock during the past 60 days.
(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Voting Agreement with PFSweb. The information set forth, or incorporated by reference, in Item 4 of this Statement is hereby incorporated by this reference in this Item 6.

Registration Rights Agreement. Frank Khulusi is a party to a Registration Rights Agreement dated as of September 1, 2004 with eCOST.com (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, eCOST.com granted Mr. Khulusi the right, in certain circumstances, to require registration of shares of eCOST.com common stock that are held by Mr. Khulusi. Mr. Khulusi may request two demand registrations under the Securities Act of all or any portion of eCOST.com common stock shares covered by the Registration Rights Agreement. eCOST.com has the right to postpone the filing or effectiveness of any demand registration in certain instances. Mr. Khulusi has the right to include his shares of eCOST.com common stock in certain offerings by eCOST.com. Mr. Khulusi is responsible for all of the costs and expenses associated with any demand registration, except that eCOST.com is responsible for up to $200,000 of the first, and up to $100,000 of the second, demand registration. eCOST.com is responsible for all of the costs and expenses for any piggyback registration, excluding costs and expenses for underwriting discounts, selling commissions and transfer taxes applicable to the sale of the securities and any legal fees and expenses of counsel or other advisers of Mr. Khulusi, which are the responsibility of Mr. Khulusi.

On November 29, 2005, Mr. Khulusi and eCOST.com entered into an agreement pursuant to which the Registration Rights Agreement would terminate upon the issuance by PFSweb to or for the benefit of Mr. Khulusi of unrestricted shares of PFSweb common stock at the effective time of the Merger. In addition, Mr. Khulusi agreed not to exercise any registration rights granted under the Registration Rights Agreement, or modify or amend the Registration Rights Agreement, prior to the earlier of the completion of the Merger or the termination of the Merger Agreement.

Other than the Voting Agreement, the Registration Right Agreement and termination thereof, and the agreement establishing the Trust, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of eCOST.com, including, but not limited to transfer or voting of any of the class of securities reported on this Statement, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 27922 W 10 7	Page 7 of 8 pages

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

Exhibit No.	Description
99.1	Joint Filing Agreement of the signatories to this Statement
99.2

Voting Agreement, dated November 29, 2005, by and among the Reporting Persons, PFSweb, Inc. and Red Dog Acquisition Corp. (incorporated by reference to Annex B of the Registration Statement on Form S-4 (No. 333-130062) filed by PFSweb, Inc. on December 1, 2005)

CUSIP No. 27922 W 10 7	Page 8 of 8 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 19, 2005

/s/ Frank F. Khulusi

Frank F. Khulusi, individually and as trustee of the Khulusi Family Revocable Trust dated November 3, 1993

/s/ Mona C. Khulusi

Mona C. Khulusi, individually and as trustee of the Khulusi Family Revocable Trust dated November 3, 1993

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement of the signatories to this Statement
99.2

Voting Agreement, dated November 29, 2005, by and among the Reporting Persons, PFSweb, Inc. and Red Dog Acquisition Corp. (incorporated by reference to Annex B of the Registration Statement on Form S-4 (No. 333-130062) filed by PFSweb, Inc. on December 1, 2005)